FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ George C. Tai Chief Operating Officer

Dated:   December 10, 2002

zi corporation

news release

Zi Corporation Completes Financing

CALGARY, AB, December 10, 2002 — Zi Corporation (Nasdaq: ZICA) (TSX:ZIC) announced today that it has completed arrangements for a secured short-term credit facility in the amount of US$3.3 million. The borrowings under the credit facility are repayable on March 5, 2003. In addition to a commitment fee and interest at 12 percent per annum on the credit facility, Zi issued 100,000 common share purchase warrants. Each warrant is convertible into one Zi common share and is exercisable for two years at CDN$3.62 per share.

        Following the previously announced patent litigation settlement agreement and funding of this credit facility, Zi presently has CDN$5 million of cash on hand. Previous employee reductions by the company, a focus on its core eZiText business and lower legal costs going forward have reduced Zi’s overhead costs. Zi believes that its resources are more than sufficient to operate during the term of the financing, permitting the company to seek new financing to repay the credit facility and fund the company’s working capital requirements.

        Zi also announced that in an effort to focus the company around its core business, it has closed the operations of its Zi Services business unit.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap™ and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™ is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

Intelligent Interface Solutions

For more information:

Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc
Len Hall (Business/Financial media)
Phone: (949) 474-4300
E-mail: len@allencaron.com

Intelligent Interface Solutions